

September 8, 2023

Mark Hanchett
Chief Executive Officer
Nxu, Inc.
1828 N Higley Rd., Suite 116
Mesa, Arizona 85205

   Re: Nxu, Inc.
     Draft Registration Statement on Form S-1
     Submitted on August 18, 2023
     CIK No. 0001722969

Dear Mark Hanchett:

  We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We note that you did not check the box on the registration statement cover page that you are offering the shares on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. Please provide us with your analysis of why Rule 415 does not apply to your proposed offering or revise as applicable.

2. We note your disclosures on the prospectus cover page and on page 90 which indicate that the selling stockholders "may" be deemed to be underwriters. Please revise to state that the selling stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act. To the extent that any broker-dealer or agent is involved in selling the securities, indicate that each will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. In addition, please remove the statement on page 89 that the selling

stockholders may sell securities under Rule 144.

3.   We note your disclosure on the prospectus cover page that on August 16, 2023, you and the selling stockholders agreed to register an aggregate of 50,000,000 shares of Class A common stock, which appears to be an amendment to your Share Purchase Agreement. Please file this agreement as an exhibit to the registration statement. Further, please revise your filing throughout to discuss the material terms of this agreement as well as the Share Purchase Agreement and the Common Stock Purchase Warrant, each dated June 25, 2021, including:
  - the terms of each agreement;
  - the material conditions under which you may access the funds available under each agreement;
  - the possibility that you may not have access to the full amount available to you under each agreement;
  - the full discounted price (or formula for determining it) at which the selling stockholders will receive the shares under the Share Purchase Agreement and Common Stock Purchase Warrant; and
  - the dilutive effect of the formula or pricing mechanism under the Share Purchase Agreement and Common Stock Purchase Warrant on your share price.

Finally, we note your disclosure on page 89 that the selling stockholders may engage in short-selling activities. Please revise your Risk Factors section to discuss how any sales activities after announcement of a put may negatively affect your share price.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Manufacturing

cc: James R. Brown